Exhibit 99.1

November 27, 2023

Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

Dear Commissioners:

We have read the Form 6-K dated November 27, 2023 of Golden Sun Education Group Ltd (“Registrant”) and are in agreement with the statements contained therein as they pertains to our firm; we are not in a position to agree or disagree with other statements of Registrant contained therein.

Very truly yours,

/s/ Marcum Asia CPAs LLP
Marcum Asia CPAs LLP

New York, New York